Media Release

Pacific Internet Appoints Walter Joseph Sousa to
Board of Directors

SINGAPORE, October 30, 2006 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that it has appointed Mr. Walter Joseph Sousa as a Director of the Company upon receipt of approval from the Infocomm Development Authority of Singapore today.

Mr. Sousa is the Chairman of MediaRing Ltd. He has been a member of the Board of Directors of MediaRing Ltd since October 1999. He was also the Chairman of privately-owned Docutek Information Systems, Inc., an Internet software company specializing in the development of products and services for the educational market. He is a member of the Board of Directors of Four Soft, a software company listed on the Bombay Exchange.

Mr. Sousa began his career at Hewlett Packard in 1970 where he held numerous management positions including that of President of Hewlett Packard Asia from 1985 to 1991. Mr. Sousa also held the position of Chairman and Chief Executive Officer of AT&T Asia Pacific. He was a member of AT&T’s Global Operations Committee and led the transition in the region to the three new companies: AT&T, Lucent, and NCR. Prior to joining AT&T, he was Chief Operating Officer of Astec (BSR) Plc, a company listed on the London Stock Exchange.

Mr. Sousa has been the Managing Director of GE Asia Pacific Capital Technology Fund, a venture fund sponsored by GE Capital, Asia Pacific Capital, and Acer Inc. He was also a founding partner of Asia Pacific Capital. A BSEE graduate of Santa Clara University, Mr. Sousa also holds a Masters degree in Public Administration from American University.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst

Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg	Thomas Rozycki Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 201 Email: tom@cjpcom.com